FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of May, 2008

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)







                           HSBC BANK MALAYSIA BERHAD
                RESULTS FOR THE FIRST QUARTER 2008 - HIGHLIGHTS


- Profit before taxation for the first quarter of 2008 was MYR348 million,
  13.0 per cent higher than the MYR308 million reported for the same period in 2007.

- Profit before allowance for losses on loans and financing increased by
  25.7 per cent to MYR397 million for the three months ended 31 March 2008 compared with MYR316 million for the same period in 2007, mainly attributable to higher other operating income.

- Other operating income in the first quarter of 2008 was up 49.2 per cent to MYR303 million (MYR203 million for the same period in 2007) as trading profits rose as a result of increased hedging activities by corporate customers stemming from the volatility of the Malaysian ringgit against other major currencies.

- Allowance for losses on loans and financing of MYR49 million was up
  MYR41 million for the three months ended 31 March 2008 due to a lower rate of recoveries than in the same period in 2007.

- Cost efficiency ratio for the three months ended 31 March 2008 improved to 38.1 per cent from 40.6 per cent for the corresponding period in 2007.

- Total assets of MYR50.3 billion up MYR2.2 billion, or 4.4 per cent, at 31 March 2008 compared with MYR48.1 billion at 31 December 2007.


Commentary

HSBC Bank Malaysia Berhad posted strong growth in revenue of 17.6 per cent and profit before allowance for losses on loans and financing of 25.7 per cent for the three months ended 31 March 2008 compared to the corresponding period last year. There was an improvement in all major income streams, with other operating income being the main catalyst behind the growth figures.

Pre-tax profit grew MYR40 million in the first quarter of 2008, an increase of 13 per cent on the same period in 2007. This was despite the significant increase in allowance for losses on loans and financing for the three months ended 31 March 2008 when compared to the same period in 2007 which saw higher recoveries in corporate lending portfolios.

Net interest income for the three months ended 31 March 2008 grew by 2.6 per cent or MYR7 million, to MYR281 million (three months to 31 March 2007: MYR274 million). This was principally driven by an increase in lending, (up MYR2.8 billion or 11.5 per cent to MYR26.8 billion at 31 March 2008 from MYR24.0 billion at 31 March 2007), mainly in trade financing products, offset by tighter margins.

Other operating income for the three months ended 31 March 2008 increased to MYR303 million, up 49.2 per cent or MYR100 million compared to the corresponding period in 2007. This was mainly a result of the increase of MYR74 million in trading profits recorded for the three months ended 31 March 2008 as the Malaysian ringgit remained volatile against other major currencies, resulting in higher hedging activities by corporate customers. Other operating income was further boosted by a gain of MYR22 million realised from the mandatory partial redemption of Visa Inc. ("Visa") shares pursuant to Visa's initial public offering in March 2008.

Other operating expenses for the first three months of 2008 increased by 13.4 per cent, or MYR29 million, to MYR245 million compared with the same period in 2007 (MYR216 million) mainly due to higher personnel costs (up MYR18 million or 16.6%) as the bank expanded its workforce, and other operating expenses.

The cost efficiency ratio for the three months ended 31 March 2008 improved to
38.1 per cent from 40.6 per cent in the same period last year as a result of stronger growth in all major income streams while other operating expenses grew at a slower pace.

Total assets as at 31 March 2008 grew by MYR2.2 billion or 4.4 per cent compared to 31 December 2007. Customer deposits grew by MYR 2.4 billion or 6.5 per cent during the same period as liquidity in the banking sector remained high. The increase in assets was mainly attributable to higher holdings of securities held for trading, up MYR1.6 billion or 131.2 per cent to MYR2.9 billion compared to 31 December 2007.

Irene Dorner, deputy chairman and CEO of HSBC Bank Malaysia Berhad, commented:
"HSBC Bank Malaysia Berhad continues to grow in all major income streams even as margins remain tight due to intense competition and excess liquidity in the domestic banking sector. The positive results reflect the confidence customers have in the HSBC brand and the success of the bank's broad based business strategy.

"The Malaysian economy is projected to grow at between five and six per cent in 2008 on the back of Malaysia's strong economic fundamentals, diversified exports base and the relatively low exposure of the local financial institutions to the US sub-prime market. The bank remains in a good position to capitalise on future business opportunities.

"The bank will continue to implement its organic growth strategy in areas with high potential, with particular focus on the setting up of its Islamic banking subsidiary, HSBC Amanah Malaysia Berhad, in the second half of 2008. The opening of new Islamic banking branches will expand the bank's geographical reach, enable it to enter a totally different market segment and allow it to increase its competitive advantage in the local financial services industry."


UNAUDITED CONDENSED BALANCE SHEET AS AT 31 MARCH 2008

                                        Group                          Bank

Figures in MYR '000s           31Mar08         31Dec07        31Mar08        31Dec07

Assets

Cash and short-term funds   10,387,809      11,321,351     10,387,809     11,321,351
Securities purchased under
  resale agreements          2,828,827       1,858,579      2,828,827      1,858,579
Deposits and placements
  with banks and other
  financial institutions     1,258,003       1,448,953      1,258,003      1,448,953
Securities held-for-trading  2,858,565       1,236,193      2,858,565      1,236,193
Securities available-for-
  sale                       3,504,848       4,272,517      3,504,848      4,272,517
Loans, advances and
  financing                 26,797,838      26,007,124     26,797,838     26,007,124
Other assets                 1,581,295         897,653      1,581,295        897,653
Statutory deposits with
  Central Bank Malaysia        650,547         704,847        650,547        704,847
Investment in subsidiaries           -               -             21             21
Prepaid land lease payments     20,772          20,890         20,772         20,890
Property, plant and equipment  252,688         258,290        252,688        258,290
Intangible assets               44,538          41,869         44,538         41,869
Deferred tax assets             75,932          69,675         75,932         69,675
Total assets                50,261,662      48,137,941     50,261,683     48,137,962

Liabilities

Deposits from customers     38,535,172      36,173,674     38,535,193     36,173,695
Deposits and placements
  of banks and other
  financial institutions     4,115,989       4,583,066      4,115,989      4,583,066
Bills and acceptances
  payable                      491,949         627,730        491,949        627,730
Other liabilities            2,196,800       1,815,550      2,196,800      1,815,550
Recourse obligation on
  loans sold to Cagamas
  Berhad                       743,675         759,101        743,675        759,101
Provision for taxation          81,929          57,569         81,929         57,569
Subordinated bonds             993,573       1,000,000        993,573      1,000,000
Total liabilities           47,159,087      45,016,690     47,159,108     45,016,711

Shareholders' funds

Share capital                  114,500         114,500        114,500        114,500
Reserves                     2,988,075       2,756,751      2,988,075      2,756,751
Proposed dividend                    -         250,000              -        250,000
Shareholders' funds          3,102,575       3,121,251      3,102,575      3,121,251

Total liabilities and
  shareholders' funds       50,261,662      48,137,941     50,261,683     48,137,962

Commitments and
  contingencies             78,842,053      76,966,309     78,842,053     76,966,309


UNAUDITED CONDENSED INCOME STATEMENT FOR THE FIRST FINANCIAL QUARTER ENDED 31 MARCH 2008


                                                 Group and Bank

Figures in MYR '000s                           31Mar08       31Mar07

Revenue                                        906,307       770,798

Interest income                                518,179       483,304

Interest expense                              (237,509)     (209,614)

Net interest income                            280,670       273,690

Other operating income                         302,550       202,794

Income from Islamic banking operations          58,388        55,040

Operating income                               641,608       531,524

Other operating expenses                      (244,654)     (215,689)

Profit before allowance                        396,954       315,835

Allowance for losses on loans and financing    (48,911)       (7,718)

Profit before taxation                         348,043       308,117

Taxation                                       (95,054)      (86,270)

Profit attributable to shareholders            252,989       221,847

Earnings per MYR0.50 ordinary share
- basic/diluted                              110.5 sen      96.9 sen


Note: The financial statements of HSBC Bank Malaysia Berhad have been prepared in accordance with the applicable approved accounting standards issued by the Malaysian Accounting Standards Board.






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  09 May 2008